DE 01-247


                  CONCORD ELECTRIC COMPANY AND EXETER & HAMPTON
                                ELECTRIC COMPANY

                     Notice of Intent to File Rate Schedules
                           And Proposal to Restructure

           Order Approving Phase II Settlement Agreement; Amendment to
         Phase I Settlement Agreement; and, Denying Motion for Rehearing
                               of Order No. 24,046


                                ORDER NO. 24,072

                                October 25, 2002

          APPEARANCES: Scott J. Mueller, Esq. and Meabh Purcell, Esq. of LeBoeuf, Lamb, Greene & MacRae, L.L.P. for Concord Electric Co., Exeter & Hampton Electric Co. and Unitil Power Corp.; Wynn Arnold, Esq. of the New Hampshire Attorney General's Office and James K. Brown, Esq. for the Governor's Office of Energy and Community Services; Michael W. Holmes, Esq. for the New Hampshire Office of Consumer Advocate; Michael Giaimo for the Business and Industry Association of New Hampshire; Alan Linder, Esq. of New Hampshire Legal Assistance for Wendy Page; and Edward N. Damon, Esq. for the Staff of the New Hampshire Public Utilities Commission.


I.   PROCEDURAL HISTORY

     On January 25, 2002, Concord Electric Company (CEC), Exeter and Hampton Electric Company (E&H), and Unitil Power Corp. (UPC) (collectively, Unitil, the Unitil Companies or the Companies) filed with the New Hampshire Public Utilities Commission (Commission) a petition for approval of an offer of settlement for restructuring the three Unitil Companies.

     In order to deal with the numerous issues raised by the filing in an efficient way, the proceedings were divided into three phases. The focus of the Phase I proceedings was on how Unitil will implement electric industry restructuring pursuant to RSA 374-F.

     On May 31, 2002, a Phase I Settlement Agreement for Restructuring the Unitil Companies (Phase I Settlement Agreement) was filed on behalf of Unitil, Commission Staff, the New Hampshire Office of Consumer Advocate (OCA), the Governor's Office of Energy and



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Community Services (GOECS), the Business & Industry Association of New Hampshire
(BIA) and Representative Jeb Bradley. Among other things, the Phase I Settlement Agreement set forth a plan for the divestiture of Unitil's resource portfolio and the solicitation of transition and default service.

     Following a hearing before the Commission on June 6, 2002, the Commission conducted its oral deliberations and conditionally approved the Phase I Settlement Agreement on August 16, 2002. Subsequently, the Commission issued its written order. Concord Electric Company and Exeter & Hampton Electric Company, Order No. 24,046 (August 28, 2002) (Phase I Order)./1 The Phase I Order recites details of the procedural 1 history of this docket particularly relevant to the Phase I proceedings which will not be repeated here.

     After the hearing on June 6, 2002, the parties turned their attention to completion of discovery, filing of testimony by the non-Unitil parties and settlement negotiations regarding the Phase II issues, which included the consolidation and reorganization of the operations of the Unitil Companies and the setting of new, unbundled rates for the two retail electric utilities.

     On June 28, 2002, the OCA filed the direct testimony of its witness, Kenneth E. Traum. On July 3, 2002, New Hampshire Legal Assistance filed the testimony of Wendy Page, a low income customer of E&H who had been granted leave to intervene in the Phase II proceedings. Also on July 3, 2002, Commission Staff filed the direct testimony of Staff witnesses James J. Cunningham, Maureen Sirois, Henry Bergeron and Steve Mullen and Staff consultants George McCluskey, Lee Smith and Michael Cannata, Jr. On July 19, 2002, Commission Staff filed the substituted direct testimony of Henry Bergeron.

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1 On the same day the Commission issued its written Phase I Order, a letter was filed with the Commission on behalf of the Phase I settling parties (not including Commission Staff) which expressed concerns with the Commission's oral deliberations.


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     The procedural schedule for Phase II was modified several times. On July
19, 2002, the Commission issued a secretarial letter rescheduling the Phase II hearings from July 22 through July 26, 2002, to September 3 through September 13, 2002. In a later secretarial letter dated September 6, 2002, the Commission established September 11 through September 13, 2002 as the dates for the hearings.

     On September 3, 2002, a Phase II Settlement Agreement was filed with the Commission on behalf of the Phase I parties and Wendy Page. On September 6, 2002, the Unitil Companies filed with the Commission copies of its Federal merger-related filings./2

     Hearings on the Phase II Settlement Agreement were held on September 11-13, 2002. On September 12, Commission Staff, on behalf of the Phase I parties, filed with the Commission a First Amendment to the Phase I Settlement Agreement addressing the Commission's conditions set forth in its Phase I Order (Amendment to Phase I Settlement Agreement, or, as the context allows, the Amendment)./3 The cover letter accompanying the Amendment noted that GOECS intended to file a separate motion for rehearing on the Phase I Order. Also on September 12, 2002, the Unitil Companies filed with the Commission Tabs A and B of the Amendment, together with a motion for protective order requesting confidential treatment of that information.

     At the conclusion of the hearing on the Phase II issues on September 12, 2002, the Commission notified the parties present/4 of the hearing to be held on the following day regarding the Amendment; the Unitil Companies undertook to provide actual notice to Representative

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2 These merger-related filings were Unitil's Section 203 Application filed with the Federal Energy Regulatory Commission (FERC) on August 30, 2002 and its U-1 Application filed with the Securities and Exchange Commission also on August 30, 2002.

3 The Amendment was signed by representatives of the Unitil Companies, Commission Staff, OCA, GOECS and the BIA.

4 The BIA, OCA, GOECS, Commission Staff and the Unitil Companies, as well as New Hampshire Legal Assistance on behalf of Wendy Page, received actual notice in this way. See Hearing Transcript of September 12, 2002 (Day II Tr.) at pages 79-80.


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Bradley./5 The Commission heard testimony on the Amendment following the conclusion of the hearings on the Phase II issues, and the Commission approved the Amendment in a ruling made from the bench on September 13.

     On September 18, 2002, the Commission orally deliberated the Phase II Settlement Agreement and approved it.

     On September 26, 2002, GOECS filed a motion for rehearing of the Phase I Order. On September 27, 2002, New Hampshire Legal Assistance, filed a letter in support of GOEC's motion on behalf of Wendy Page, a party to the Phase II proceedings.

     On October 1, 2002, Unitil filed supplemental testimony of David K. Foote regarding certain contract negotiations pursuant to section 3.3 of the Amendment to Phase I Settlement Agreement, together with a motion for protective order requesting confidential treatment of Mr. Foote's testimony containing the economic analysis of UPC's restructuring of its purchased power agreement with Great Bay Power Corporation (GBPC). The contract negotiations resulted in an agreement to amend a purchased power agreement between UPC and GBPC, originally dated April 26, 1993, for the purchase of power from the Seabrook nuclear unit, as well as amendments and restatements of two unit power contracts between UPC and New England Power Company for the purchase of approximately five megawatts from the Vermont Yankee nuclear plant.

     On October 17, 2002, pursuant to section 3.3.4 of the Phase II Settlement Agreement, CEC and E&H filed a cost analysis in support of Unitil's imposition of a one percent per month late payment fee on residential customers.

-------------
5 Unitil confirmed that it gave actual notice of the hearing to Representative Bradley and that he supported the Amendment. See Hearing Transcript of September 13, 2002 (Day III Tr.) at page 5.


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II.  AMENDMENT TO PHASE I SETTLEMENT AGREEMENT AND UNITIL'S MOTION FOR
     PROTECTIVE ORDER REGARDING TABS A AND B

     As specified in section 1.3 of the Amendment,

          [t]he purpose of this Phase I Settlement Amendment is to address the concerns and conditions announced in the Phase I Order in a manner that will allow a successful bidding process by proposing an alternative solicitation and evaluation process. These modified procedures are designed to provide for a robust solicitation that preserves the original timelines and effective date of May 1, 2003, proposed by the Parties. The revised procedures are also intended to establish guidelines for the Commission's evaluation of pricing alternatives in order to expedite the review process and mitigate regulatory risk that may inadvertently increase bid prices. The Phase I Settlement Amendment also seeks to clarify and resolve certain issues of the Parties in order to avoid the need for pursing motions for rehearing on such issues. The Phase I Settlement Amendment supplements, and incorporates, the Phase I Settlement except as specifically modified herein.

     DE 01-247 - 7 - Among other things, the Phase I Order required Unitil to solicit bids for transition service for Non-G-1 customers under four pricing options for alternative dates for implementing customer choice./6 The Phase I Order also required a delay in the execution of contracts for the divestiture of the Unitil power supply portfolio and the acquisition of transition service pending the Commission's review and determination of which pricing alternative is in the public interest. Additionally, the Phase I Order required Unitil to provide the Commission with information on any contract renegotiations during the restructuring proceeding and to seek approval of those renegotiations, as provided for contract buyouts in section 3.2.2 of the Phase I Settlement Agreement.

     Under the Amendment to Phase I Settlement Agreement, the following revisions to the request for proposal (RFP) specifications, procedures and schedules are proposed:

-------------
6 The alternative dates for implementation of customer choice were (i) coincident with the start of transition service; (ii) one year following the start of transition service; (iii) two years following the start of transition service; and (iv) at the end of the three year transition service term. Phase I Order, at page 41.


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     o The portfolio divestiture and supply solicitation RFPs will be modified to state that the Commission has reserved the right to determine the customer choice date for Non-G-1 customers, with such determination to be made after all bids are received based on the evaluation of bid prices for immediate choice and delayed choice alternatives for transition service. Amendment, section 2.1.

     o The supply solicitation RFP will require that initial round bids for Non-G-1 transition service supply must state separate prices for each of four possible alternative dates for implementation of customer choice. Further, the RFP will reserve to the Company the right to revise these bid specifications prior to the solicitation of final round bids. Upon receipt of the indicative bids, the Company will prepare and file information with the Commission and a hearing will be conducted in accordance with the previously filed Confidential Agreed-Upon Selection Procedures and Criteria, as amended by the Revisions to Confidential Agreed-Upon Selection Procedures and Criteria (collectively, the Agreed-Upon Procedures), attached to the Amendment as Tab A. The parties requested an order from the Commission by January 30, 2003, on decisions required as a result of the initial bidding. Amendment, section 2.2.

     o The Company will solicit final bids in a form consistent with the Commission's orders and will evaluate the bids received in accordance with the Agreed-Upon Procedures. Based on that evaluation, the Company will execute a contract with the winning bidder, with the effectiveness of such contract to be subject to receipt of final regulatory approvals. Amendment, section 2.3.

     o The proposed supply RFP will be amended to state that retail choice will be governed by the retail tariff approved in this proceeding, as that tariff may be subsequently amended, whether choice begins coincident with transition service or at a later date. Finally, the proposed


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Non-G-1 transition service supply contract shall also be amended to the extent necessary to accommodate alternative dates for the commencement of customer choice. Amendment, section 3.4.

     o The schedule of milestones will remain in effect, as modified and proposed in the Phase II Settlement Agreement, with the following exceptions:

        --------------------- --------------------------------------------------
        PHASE III
        --------------------- --------------------------------------------------
        November 5, 2002      Commencement of Portfolio Divestiture RFP
        --------------------- --------------------------------------------------
        November 12, 2002     Commencement of Supply Solicitation RFP
        --------------------- --------------------------------------------------
        January 17, 2003      Indicative Bids Due under both RFPs
        --------------------- --------------------------------------------------
        January               21, 2003 Potential adjustments to Monthly
                              Payment Stream, if any, and recommendations
                              of final round bid specifications filed with
                              Commission
        --------------------- --------------------------------------------------
        January 24, 2003      NHPUC Hearings on issues raised in January 21
                              filing
        --------------------- --------------------------------------------------
        January               24, 2003 Commission Order on Stranded Cost
                              Charges and final round specifications for
                              both RFPs requested.
        --------------------- --------------------------------------------------
        All subsequent dates  As indicated in Phase II Settlement, except that the date for implementation of Choice for Non-G-1
                              customers may be delayed past May 1, 2003
        --------------------- --------------------------------------------------

     In addition to such revisions, the Amendment to Phase I Settlement Agreement clarified that the proposed supply contracts will be amended to include the following provisions regarding distribution losses:

     o each supplier of transition and/or default service will be responsible for supplying all energy necessary for the total of end-use consumption by the customers in the respective customer group taking such service(s) and the associated distribution losses; and

     o payment for energy consumption and distribution losses will be based on the contract price for all such energy measured at the contract delivery points. Amendment, section 3.1.


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     On the other hand, Unitil Energy Systems, Inc. (UES), the proposed successor to CEC and E&H, will bear all responsibility for uncollectible accounts among customers of transition and/or default service, and will so indicate in the RFP. Amendment, section 3.2.

     Finally, Unitil agreed to file detailed information with the Commission regarding any renegotiations of any supply contract in the UPC portfolio, including an explanation of why the renegotiated contract will benefit customers, and to seek the Commission's approval of the corresponding change to the portfolio sale RFP. Such information will be filed by no later than October 1, 2002, with respect to the Great Bay contract renegotiation and the two NEP-VT Yankee contract amendments, and as soon as practicable with respect to subsequent contract renegotiations, if any. Amendment, section 3.3.

     Unitil's motion for protective order filed with the Commission on September 12, 2002 seeks to prevent public disclosure of Tabs A and B to the Amendment to Phase I Settlement Agreement. These Tabs contain the specific procedures and criteria to be used to evaluate the bids in the transition service solicitation. According to Unitil, the purpose of protective treatment of such confidential business information is to avoid a detrimental impact on the proposed transition service solicitation. Unitil states that public disclosure of such materials could provide an unfair advantage to some bidders and thus potentially reduce the value to be attained for Unitil's customers in the acquisition of transition service supply. No party opposed this motion.

III. MOTION FOR REHEARING OF PHASE I ORDER

     In its motion for rehearing, GOECS requests that the Commission reconsider the condition in the Phase I Order that bids for Non-G-1 transition service include alternative pricing


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for various scenarios. Specifically, the Commission is asked to "refrain from delaying competitive choice" for Unitil's Non-G-1 customers.

     The motion argues that any delay in customer choice for Unitil's Non-G-1 customers is not supported by substantial record evidence and is not in the public interest. GOECS states that it signed the Amendment to the Phase I Settlement Agreement because the Amendment allows for an expeditious review and approval of the bids for transition service in a manner that may render its expressed concerns moot.

     The motion is characterized as a "protective filing" and it strongly urges that after the indicative bid phase of the transition service solicitation process is completed, the Commission reconsider the use of migration pricing data as a basis for delaying competitive choice and allow choice to proceed without delay for all of Unitil's customers. As a policy matter, the motion states it would be unwise to pick and choose between customer classes as to who is and who is not entitled to choice. The motion further states that it would be inappropriate and unfair to deny the Non-G-1 customers the benefits of competition, while allowing similar customers of the utilities that have restructured the very same benefits.

     The motion recognizes there is not yet a robust competitive market in New Hampshire; it expresses concern that competition is less likely to become a reality if potential competitors believe that the State has changed its mind about competition and is calling a halt to the process. According to the motion, delay would have a chilling effect on the development of competition in Unitil's service territories and the areas of the State currently eligible for choice. Alternatively, the motion contends that opening Unitil's service territory to competition will benefit the electric customers in the rest of the State by encouraging the development of this nascent market.



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     The motion asserts that the Commission relied on the near term rate relief principle as its basis for imposing the alternative bid condition in the Phase I Order. Such reliance, it is argued, is misplaced for two reasons.

     First, the motion states that Unitil has already satisfied the near term rate relief principle by virtue of having the lowest rates in the State, and concludes that it would not be sound policy to delay choice due to the fear that a migration premium might be imposed, especially where, according to GOECS, the alternative bid condition could diminish rather than enhance the number of bidders and thus adversely affect the price. Second, it would take a significant migration premium for Non-G-1 customers to raise Unitil's rates above the regional average, a premium which, according to the motion, no one contends is remotely likely. The motion asserts that it is not sound policy to threaten delay of competition in order to accommodate the possibility that a migration premium might defeat the near term rate relief goal.

     Apart from the issue of near term rate relief, the motion states that the policy question becomes whether the costs of delay are outweighed by the benefits of avoiding the migration premium. The analytical value of the alternative pricing mechanism is questioned in light of testimony by David Foote.

     Referring to sections 3.2.4 and 3.3.5 of the Phase I Settlement Agreement, the motion notes that the Phase I parties agreed that if there is a significant increase in customer rates as a result of the solicitation and/or divestiture processes, the Commission has the power to halt Unitil's restructuring. Absent such an increase, the motion concludes that the Commission should provide Unitil's customers with the same opportunity for customer choice that has already been made available to over 80% of electric service customers in New Hampshire.


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     In its cover letter accompanying its motion, GOECS reported that the Unitil
Companies and the OCA take no position on the motion and the BIA indicated it needed further time to review the motion. Furthermore, Commission Staff has taken no position on the motion. As noted above, however, Wendy Page supports the motion.

IV.  TERMS OF THE PHASE II SETTLEMENT AGREEMENT

     In the Phase II Settlement Agreement, the parties seek approvals and findings by the Commission on a broad range of matters, including those related to the combination of Unitil's New Hampshire utility operations, the amendment of the Unitil System Agreement, the establishment and implementation of unbundled rates for UES, the reclassification of distribution and transmission plant, and the obligations of UES upon the commencement of retail choice. The summary of the terms of the Phase II Settlement Agreement set forth below generally follows the sequence in which these matters are set forth in the Agreement.

     A.   Combination of Unitil's New Hampshire Operations

     In accordance with section 3.1.1, the "utility operations" of CEC, E&H, and UPC are proposed to be combined into a single distribution company to be called Unitil Energy Systems (UES). UES will provide its customers with unbundled distribution services and will have the obligation to provide transition and default service from the competitive market. However, except for transition and default service, UES will have no obligations with respect to the assurance of adequate and reliable electric energy supply for its customers as of Choice Date./7 Section 3.5.

     The combination of utility operations involves a corporate merger of the two retail utilities and a rearrangement of operations between UPC and the surviving retail utility. UPC

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7 Choice Date is defined as the date on which all UES customers are allowed to choose competing electric energy suppliers, targeted for May 1, 2003. Section 1.3.1.


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DE 01-247


will continue as a corporate entity, although its functions will be significantly different than they are now.

     Tab B attached to the Phase II Settlement Agreement summarizes how the proposed corporate merger will be accomplished E&H will be merged into CEC in accordance with RSA 374:33 and RSA 369:1, and CEC will be renamed UES. In connection with the merger, UES will issue four new series of preferred stock in exchange for E&H preferred stock pursuant to RSA 369:1; Unitil Corporation will contribute $528,170 of common equity capital to UES which is currently included in UPC's net worth; UES will obtain short term borrowing authority in an amount up to $16,000,000 to replace the total existing short term borrowing authority of CEC and E&H; UES will issue a restated First Bond Indenture to replace the existing First Mortgage Bond Indentures of CEC and E&H; and UES will be allowed to participate in the Unitil System money pool. Subject to the receipt of Federal regulatory approvals, the merger will be accomplished in time for the proposed UES tariff to take effect on December 1, 2002.

     Unitil characterizes the merger of CEC and E&H resulting in the creation of UES as an internal corporate reorganization./8 As a result of the merger, all of E&H's assets and liabilities will by operation of law become the assets and liabilities of CEC.

     Upon the effectiveness of the merger, all of the issued and outstanding shares of E&H common stock will be converted into a single share of CEC common stock and each share of E&H cumulative preferred stock will be converted into a share of a new series of CEC cumulative preferred stock with the same terms and conditions as the existing series of E&H cumulative preferred stock. The common and preferred shares of CEC will remain outstanding and will not be affected by the merger.

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8 The description of the merger plan is based in part on the details provided in
Unitil's Section 203 FERC filing made on August 30, 2002, included in the record of this docket as Exhibit 22.


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     The merger is subject to the approval of the boards of directors of CEC and
E&H. In addition, Unitil intends to solicit the necessary written consents in favor of the merger from common and preferred shareholders with the right to vote on the merger, including the holders of the outstanding series of E&H cumulative preferred stock. Unitil states that it currently intends to cause E&H to redeem the shares of any series of its cumulative preferred stock which does not consent to the merger. In any event, Unitil controls the outcome of these votes and consents.

     The merger has been structured to qualify as a tax free reorganization. The accounting for the merger will be similar to a pooling of interests under which the combination of ownership interests of the two companies is recognized and the recorded assets, liabilities and capital accounts are carried forward at existing historical balances to the consolidated financial statements of UES.

     The Phase II Settlement Agreement reflects the rearrangement of utility operations in several sections. For example, under section 3.1.3, all charges of Unitil Service Corporation (USC)/9 for New Hampshire utility operations, including certain charges now allocated to UPC, will be charged to UES. A portion of the USC costs allocated to UPC in the test year is proposed to be included in UES' test year costs for establishing base distribution rates./10 Such costs relate to services provided by USC to UPC, which include (i) regulatory, finance and accounting services; (ii) information technology; (iii) engineering operations; (iv) energy services; (v) customer services; and (vi) corporate and administrative services. However, the proposed test year costs have been reduced to reflect the anticipated mitigation of costs related to the energy services function, resulting in a $220,000 decrease below test year levels. The parties agreed that

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9 At present, USC provides services for CEC, E&H and UPC, as well as Fitchburg
Gas & Electric Light Company, an affiliated utility operating in Massachusetts.

10 In their testimony at hearing, the parties refer to this as the "UPC roll in" of Administrative and General costs.


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UES will be allowed to recover reasonable severance costs in the event any of the six energy services employees of USC are severed as a result of restructuring.

     Section 3.2.1 provides for an Amended Unitil System Agreement (Amended System Agreement) between UPC and the retail utilities. The Amended System Agreement, which is described in further detail below in the next subsection, reflects changes being made in the obligations for the procurement of power supply resulting from restructuring.

     Section 3.3.5.2 is another provision dealing with the rearrangement of utility operations. Pursuant to this section, UES' ongoing, internal company administrative costs of providing transition and default service will be recovered in base distribution rates. Another example is contained in the Hydro Quebec Mitigation Plan, also described below, providing that all time charges for Unitil employees involved in the H-Q marketing and administration efforts will be classified as "Energy Services" related and charged to UES.

     B. Establishment of the Amended System Agreement and Certain Aspects of Stranded Cost Mitigation

     The Commission is asked to approve the Amended System Agreement between UPC and CEC and E&H (and later UES as the successor to CEC and E&H) as a replacement for the existing Unitil System Agreement (System Agreement) between UPC, CEC, and E&H. Section 3.2.1 et seq. Approval of the Amended System Agreement by FERC will be sought after its approval by the Commission. Section 3.2.3.

     The existing System Agreement, which is subject to FERC regulation as a wholesale power contract, provides for the supply of wholesale power by UPC to the two retail utilities on a firm, all requirements basis and contains a comprehensive formula for the charges to be paid to UPC.


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     Under the Amended System Agreement, UPC will agree to waive the minimum 7.5 year notice of termination provision, terminate its power supply service, and divest most of its power supply portfolio. In exchange, UES will agree to pay to UPC so-called Contract Release Payments (CRP) and Administrative Service Charges
(ASC). CRP include (i) monthly Portfolio Sale Charges payable to the successful portfolio bidder; (ii) Residual Contract Obligations for power contract obligations not included in the portfolio sale; (iii) Hydro Quebec support payments; and (iv) prior period true-ups./11 ASC include specified third party and regulatory charges incurred by UPC relative to its fulfillment of its duties under the System Agreements. The Amended System Agreement, which will also be subject to FERC regulation, is to take effect on the Divestiture Date./12

     As further described below, UES will recover the CRP it pays to UPC through the Stranded Cost Charge (SCC). The parties have agreed that the recovery of CRP by UES reflects an equitable, appropriate, and balanced recovery of the stranded costs of its predecessors, CEC and E&H. Section 3.2.1. UES will recover the ASC it pays to UPC as part of the External Transmission Charge, a charge which is being renamed, with the parties' permission, as the External Delivery Charge
(EDC) in this Order.

     Pursuant to section 3.2.2, in order to ensure the full mitigation of stranded costs, Unitil proposes to implement the Hydro Quebec Mitigation Plan set forth in Tab C. This Plan requires Unitil to continue to undertake efforts to market the HQ-II resource in order to offset the costs of that obligation and include a report to the Commission on these mitigation efforts as part of UES' annual SCC reconciliation filing.

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11 True-ups include the balance in the fuel and purchased power account at the beginning of the transition service period together with the balance in the transition service account at the end of that period.

12 The Divestiture Date is defined as the date when Unitil's existing power supply and associated contracts are disposed of through sale or otherwise to one or more third parties, targeted for May 1, 2003. Section 1.3.4.


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     Finally, the parties seek the Commission's approval to exclude the power supply contract with the Massachusetts Municipal Wholesale Electric Company (MMWEC) from the portfolio sale RFP. Section 3.2.4. As more fully described in Unitil's filing with the Commission on July 15, 2002, Unitil negotiated a buyout of that contract in an effort to achieve customer savings from lower cost UPC purchases following termination and also to mitigate stranded costs.

     C. Establishment and Implementation of Unbundled Rates for UES, Including New Base Distribution Rates

     The Commission is asked to approve UES' new tariff, under which UES' rates for electric service will be unbundled into separate components related to distribution service costs, external transmission and other outside services costs, stranded costs, systems benefits costs, transition or default service costs, New Hampshire electricity consumption tax, and, on an interim basis, fuel and purchased power costs and restructuring costs. Although the consolidated UES tariff is to become effective on December 1, 2002, the various charges and surcharges under the tariff do not all take effect at the same time. The New Hampshire electricity consumption tax is already a separate charge on CEC's and E&H's bills. The proposed distribution charges, interim fuel and purchased power charges, and restructuring surcharge would take effect on December 1, 2002, with the rest of the charges to take effect on Choice Date. Sections 3.3.1 and 3.3.2.

          1. Base Distribution Rates, Including Revised Cost of Service and Rate Design Features

     The base distribution rates for UES will be reflected in a Customer Charge and a Distribution Charge. See e.g., Tab D at page 4. The Commission is asked to approve new distribution rates reflecting a total revenue deficiency of $1,985,324, of which $1,871,324 is to be included in distribution service rate design and $114,000 is to be attributable to residential late


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payment fees. See Section 3.3.3 and Tab E./13 The total revenue deficiency represents an increase of approximately 1.6% over total 2001 test year revenues of CEC and E&H, or approximately 7.2% over their test year distribution revenues.

     Under section 3.3.4, the residential late payment fees would be recoverable subject to a demonstration by Unitil that the late payment fee charged complies with the Commission's recently revised rule. However, the late payment fee for low income customers who provide evidence of eligibility for certain low income assistance programs would be waived.

     The cost of service is calculated with an overall allowed rate of return of 8.59%, including a return on equity of 9.67% applied to a hypothetical capital structure of 42% equity and 58% debt. Section 3.3.3.1. Until UES' next rate case, the cash dividends paid on an annual basis by UES will be limited to an amount no higher than the cash dividends paid by CEC and E&H during the test year. The parties acknowledge that the use of a hypothetical capital structure and the dividend limitation reflects a commitment to increase the equity component of UES' capital structure over time in order to ensure continued financial flexibility and access to capital at reasonable rates.

     The cost of service also includes a test year depreciation expense of $5,038,718, which reflects an overall net salvage rate of negative 20% and an overall average service life of approximately 31 years. Section 3.3.3.2. The test year depreciation expense amount consists of two components depreciation expense on test year Utility Plant as of December 21, 2001, of $4,465,756 and amortization of the depreciation reserve indicated imbalance, $2,864,805, over five years at the rate of $572,961. In addition, UES will continue with the existing depreciation systems for General Plant. Regarding the Transportation Plant account, UES will extend the

-------------
13 Exhibit 20-S is the completely printed version of Tab E. See Hearing Transcript of September 11, 2002 (Day I Tr.) at pages 73-74.


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lives of classes which comprise the account to reflect a composite of approximately ten years and will use a net salvage rate of a positive 12%.

     Under section 3.6, UES agrees to file a general base rate case and an updated depreciation study using the whole life methodology no later than five years from the issuance of the Commission's final order. According to Unitil, its commitment to file a new rate case within five years includes a commitment to file a fully allocated cost study for rate design purposes. See Day II Tr. at page 28.

     The distribution charges are designed, among other things, to (i) reduce by one-third the differential between Block 1 and Block 2 of the residential rate from an average of $0.01401 per kilowatt hour (kWh) to $0.00934 per kWh based on rate continuity principles; (ii) adjust the bill impacts for the G-1 and G-2 customers halfway from the proposed rate impact to the overall rate impact for G-1 and G-2 classes, with the resulting revenue reconciled in the OL class;
(iii) eliminate time of use (TOU) rates, with the provision that metering fees will be waived for current TOU customers who take TOU service from competitive suppliers; (iv) moderate bill impacts for the largest G-2 kWh meter customers (over 1,000 kWh per month) by installing demand metering; and (v) maintain the distribution energy charge at current levels for G-1 and G-2 customers. Section 3.3.10.

          2.   Rate Design of Other Unbundled Charges and Surcharges

     Other charges for which approval is sought include:

     o Interim Fuel and Purchased Power Charge (IFPPC). The IFPPC is designed to reflect the merger of CEC and E&H into UES, implement the revised rate designs agreed to by the parties for the fully restructured rates, and offset the increase in the distribution charges through a corresponding decrease in power supply charges. Section 3.3.2; see Tab D at page 69. In part,


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the IFPPC will be based on the Fuel Adjustment Charge and Purchased Power
Adjustment Charges (FAC-PPAC) for CEC and E&H scheduled to take effect on November 1, 2002./14 See Day I Tr. at pages 31-33; see also Day III Tr. at pages 37-38. The IFPPC is scheduled to end on the last day before Choice Date.

     o Transition Service Charges (TSC) and Default Service Charges (DSC). The TSC and DSC are fully reconciling mechanisms for UES to recover the costs of providing transition service and default service to its customers. Section 3.3.5; see Tab D at pages 76-83. The rate levels established for effect on Choice Date will be calculated on the basis of the transition and default service solicitation in Phase III and will be filed as a compliance filing at the end of Phase III. The parties recite their agreement that the target level for the initial wholesale costs upon which the retail SCC and the retail Non-G-1 transition service prices are based should be $0.625 per kWh./15 Section
3.3.5.1. In accordance with section 3.3.5.2, the parties have agreed that the ongoing administrative costs of transition and default service will not be recovered as part of the TSC and DSC but will be recovered partly in base distribution rates (internal company costs) and partly in the EDC (cost of outside services).

     o Stranded Cost Charge (SCC). The SCC is a fully reconciling charge which will be billed to all customers of UES taking delivery service. Section 3.3.6; see Tab D at pages 70-71. The SCC recovers CRP billed to UES by UPC under the Amended System Agreement and also includes the TSC balance at the end of the transition period and the final fuel and purchased power balances including any prior period adjustments. The actual rate levels established for effect on Choice Date will be calculated on the basis of the portfolio sale auction in Phase III and will be filed as a compliance rate schedule at the end of Phase III.

-------------
14 The Commission will determine the FAC-PPAC rates before November 1, 2002 in a separate docket.

15 This target level is the same as the level established in the Phase I Settlement Agreement and Order.


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     o External Transmission (Delivery) Charge (EDC). The EDC recovers on a fully reconciling basis the costs billed to UES by Other Transmission Providers as well as third party costs billed to UES for energy and transmission related services specified in the Phase II Settlement Agreement and Tab D. Section 3.3.7; see Tab D at pages 72-73. The EDC includes (i) charges billed to UES by Other Transmission Providers as well as any charges relating to the stability of the transmission system which UES is authorized to recover by order of the regulatory agency having jurisdiction over such charges; (ii) transmission-based assessments or fees billed by or through regulatory agencies; (iii) costs billed by third parties for load estimation and reconciliation and data and information services necessary for allocation and reporting of supplier loads, and for reporting to and from ISO New England; (iv) legal and consulting outside services charges incurred in the future acquisition of transition service and default service supplies and related to UES' transmission and energy obligations and responsibilities, including legal and regulatory activities associated with the independent system operator, New England Power Pool, regional transmission organization and FERC; (v) the costs of ASC billed to UES by UPC under the Amended System Agreement; and (vi) the Restructuring Surcharge (RS) balance on its termination. The parties agreed that the initial rate for the EDC should be $0.00156 per kWh.

     o System Benefits Charge (SBC). The establishment and implementation of the SBC is the subject of other dockets. See Section 3.3.8; see also Tab D at page 74.

     o Restructuring Surcharge (RS). The parties seek approval for the RS mechanism, to become effective December 1, 2002. Section 3.3.9; see Tab D at page 75. The parties propose a reconciling RS rate of $0.00100 per kWh which will be billed to all customers of UES taking delivery service. The RS is a temporary rate intended to recover the costs over a period of


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approximately two years. Restructuring costs incurred following the formation of
UES will be allocated to UES and recovered through the RS. The RS recovers the costs of legal, consulting and outside services associated with the planning, development and implementation of the restructuring of the Unitil Companies, including (i) the transaction costs of the merger and combination of the Companies into a single distribution utility; (ii) the rate case costs, including the development of new unbundled rates and tariffs for UES; and (iii) the restructuring costs, including the restructuring of the Companies' power supply portfolio to allow for retail choice, the divestiture of the UPC resource portfolio and the initial solicitation acquisition of transition service and default service. The initial estimate of the costs to be recovered is $2,761,000./16 Final costs included in the RS will be subject to the final review and audit of the Commission, including the demonstration by the Company of net customer benefits with respect to the merger and combination referenced in item (i) above.

     o The process for determining the rates applicable to Qualifying Facilities is also set forth in the proposed UES tariff. See Tab D at pages 84-86.

     D.   Other Matters Related to Restructuring

     As set forth after page 87 in Tab D, the parties propose a form agreement to govern the general relationship between UES and competitive electricity suppliers providing electricity supply to UES' customers.

     Pursuant to section 3.4, the Commission is asked to make an affirmative finding and recommendation to FERC that FERC adopt for ratemaking purposes the Commission's determination of the reclassification of the transmission facilities currently owned by CEC and E&H to distribution.

-------------
16 Exhibit 20-S, Schedule MHC-7 contains a breakdown of the costs.


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DE 01-247


     Pursuant to section 3.7 and consistent with the Phase I Settlement Agreement, the parties request that the Commission's Phase II Order contain assurances to potential bidders that the costs incurred under, and defined in, the portfolio sale agreement and the G-1 and Non-G-1 transition and default service agreements, which will be subject to final Commission approval in Phase III, will be fully recoverable in retail rates.

     Upon receipt of all requested approvals in this proceeding by the Commission, including the Phase III portion of the proceedings, Unitil will withdraw its intervention in the Federal court case enjoining the implementation of electric industry restructuring in CEC's and E&H's service territories, with prejudice. Section 1.1.

V.   COMMISSION ANALYSIS

     A. AMENDMENT TO PHASE I SETTLEMENT AGREEMENT AND UNITIL'S MOTION FOR PROTECTIVE ORDER REGARDING TABS A AND B

     The Amendment to Phase I Settlement Agreement was thoroughly explained, discussed and supported by testimony presented at the hearing on September 13, 2002. The Amendment sets forth a thoughtful method and an appropriate schedule for implementing the requirement in the Phase I Order that bids for transition service for Non-G-1 customers include specified alternative prices. In addition, the Amendment establishes reasonable guidelines for our evaluation of pricing alternatives in order to expedite the bid review process and mitigate regulatory risk. Although the Amendment proposes to vary the terms of the Phase I Order which specify that the contract execution for both the contract divestiture and supply solicitation processes should be delayed until after a hearing on the respective recommended winning bids, we are persuaded that the proposed changes to the Phase III process incorporated in the Amendment will allow the collection of the required price information in a less disruptive


                                      -22-

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manner than would have been the case under the Phase I Order. We are also persuaded that the Amendment will allow us to make the necessary decisions in Phase III in a timely manner. Based on the testimony presented, we are satisfied that the Amendment will achieve the purposes of allowing a successful bidding process and providing a robust solicitation that preserves the original timelines.

     The other provisions set forth in the Amendment, and specifically the clarifications regarding distribution line losses and uncollectible accounts and the modified requirements for filings and approvals relating to portfolio contracts, are acceptable. We will therefore approve the Amendment as filed.\

     For the same reasons we granted protective, confidential treatment in our Phase I Order for Tab B to the Phase I Settlement Agreement, namely the protection of the integrity of the bidding process and protection of ratepayer interests in the outcome of the transition service solicitation, we will also grant Unitil's motion for protective treatment of Tabs A and B attached to the Amendment to Phase I Settlement Agreement.

     B.   MOTION FOR REHEARING OF PHASE I ORDER

     The motion for rehearing objects to the condition set forth in our Phase I Order requiring that bids for transition service for Non-G-1 customers include specified alternative prices. As we understand the motion, disagreement over the inclusion of the requirement is based on an evidentiary and/or policy rationale, rather than on an argument that the Commission lacks authority under Laws of 2002, Chapter 212:6 and 7/17 or otherwise to impose the requirement.

-------------
17 Laws of 2002, Chapter 212:6 and 7 amend RSA 374-F:3,XV and 4,I, respectively, and authorize the Commission to delay implementation of electric restructuring in the service territory of an electric utility when implementation would be "inconsistent with the goal of near-term rate relief, or would otherwise not be in the public interest."


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     As described above, in our Phase I Order we modified the contract divestiture process and the supply solicitation process, as set forth in the Phase I Settlement Agreement, to require Unitil to solicit bids for transition service for Non-G-1 customers under four pricing options providing for alternative dates for implementation of customer choice for Non-G-1 customers:
(i) coincident with the start of transition service; (ii) one year following the start of transition service; (iii) two years following the start of transition service; and (iv) at the end of the three-year transition service term.

     Our requirement for Unitil to obtain alternative prices in the bidding process for transition service for Non-G-1 customers was intended to provide us with information collected under actual market conditions regarding possible unmerited or inflated migration premiums, as well as information about the projected effect of such premiums on UES' rates, if any, as a means of better informing our Phase III decisions. We believe that obtaining such information is not only consistent with Laws of 2002, Chapter 212:6 and 7, but also with sound public policy and our traditional statutory obligation under RSA 363:17-a to act as an informed arbiter.

     As we made clear at the end of the hearing on Day III,/18 our Phase I Order upholds our full commitment to unbundling, restructuring, and customer choice for Unitil's large commercial and industrial customers from the Choice Date targeted by the parties. We further noted that we were not inclined to delay choice for other Unitil customers beyond one year. We said that if there is persuasive information showing that rates would be appreciably lower for those customers by delaying choice, and thus obviating a migration premium, then that is something we are obliged to consider.

-------------
18 See Day III Tr. at pages 144-147.

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DE 01-247


     With respect to arguments against a delay for even one year for Non-G-1 customers, no one disputes that such customers are unlikely to have real choice in the first year and that the prospects for competition in other service territories over the same period will not be affected by the inquiry conducted pursuant to our Order. Accordingly, the assertion that delay in choice for such customers in Unitil's service territory would have a chilling effect on the development of competition in other parts of the State now eligible for choice is unfounded. In fact, the opposite is more accurate inasmuch as Unitil's service territory is being opened to competition and this will benefit all New Hampshire customers by encouraging the development of the nascent competitive market.

     We take this opportunity to again emphasize that, as recognized in the motion at paragraph 8, we are committed to move to customer choice and competition expeditiously consistent with legislative directives. We would only consider delay of choice for Non-G-1 customers if there is substantial and persuasive evidence that an unwarranted migration premium would cause appreciable rate increases for those customers. Such rate increases would be consistent with legislative directives. It is incorrect to conclude, as suggested in paragraph 10 of the motion, that the Commission has changed its mind about competition and has called a halt to the process of implementing customer choice and competition. Our decision demonstrates the opposite to be true. It merely reflects our obligation to protect residential and small business customers from higher rates that could result from an unwarranted migration premium, if the facts show that to be the case.

     Furthermore, the motion explicitly recognizes that our modification to the Phase I Settlement Agreement will not necessarily result in any delay of competitive choice for Unitil's

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DE 01-247


Non-G-1 customers. That is, our Phase I Order on its face does not delay competitive choice for these customers.

     It is also suggested in paragraph 11A of the motion that the existence of the alternative bid condition could diminish, rather than enhance, the number of bidders and could thus adversely affect the prices obtained. This assertion is inconsistent with the testimony presented at hearing. Moreover, the Amendment to Phase I Settlement Agreement states in section 1.3 that the Amendment will allow a successful bidding process and provide for a robust solicitation.

     After careful review of the motion, we are not persuaded to reconsider our modification to the Phase I Settlement Agreement. By collecting the migration premium data, we are fulfilling our obligation to make informed decisions. The Amendment has allowed us to do it in a non-disruptive way, whereas granting the motion for rehearing would have a disruptive effect on this proceeding insofar as timing is concerned. Accordingly, we will deny the motion for rehearing.

     C.   PHASE II SETTLEMENT AGREEMENT

     Our general approach to reviewing and considering the numerous elements of the Phase II Settlement Agreement is the same one we employed in our Phase I
Order:

          [t]he Commission has general authority under RSA 541-A:31, V(a) to resolve contested matters through consideration of settlement agreements. In general, the Commission encourages parties to attempt to reach settlement of issues through negotiation and compromise, as it is an opportunity for creative problem-solving, allows the parties to reach a result more in line with their expectations, and is often a more expedient alternative to litigation.

          As we have stated in previous dockets, the Commission has an independent statutory duty to resolve matters before it in a manner consistent with the public interest and all applicable specific statutory requirements. Thus, even where, as in the present case, all parties join the settlement agreement, the Commission cannot approve it without independently determining that the result comports with the applicable standards. Moreover, the issues must be reviewed, considered and ultimately judged according to standards that provide the public with the

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DE 01-247


          assurance that a just and reasonable result has been reached. Concord Electric Company and Exeter & Hampton Electric Company, Order No. 24,046 (August 28, 2002), slip op. at 25, citing Granite State Electric Company, Order No. 23,966 (May 8, 2002), slip op. at 10-11.

          1.   Combination of Unitil's New Hampshire Operations

     Regarding the merger of CEC and E&H, Unitil states that (i) the merger in and of itself will not have an adverse effect on rates; (ii) the rates under which UES will acquire electricity will not change solely as a result of the merger; and (iii) total retail rates for UES customers following the entire restructuring plan are expected to be substantially the same as the existing total retail rates. Moreover, no acquisition premium is payable, no additional debt is being incurred in connection with the transaction, and no new facilities are being acquired. The combined retail utilities will remain under the control of the existing parent of CEC and E&H.

     On a qualitative basis, Unitil states that the merger is designed to lead to a simpler, more efficient and effective corporate structure resulting in improved New Hampshire utility operations, regulatory oversight and financial reporting. Section 3.1.1. However, the parties did not present any quantitative information demonstrating customer savings resulting from the merger. For example, no customer savings from the merger were reflected in the cost of service supporting the proposal for UES' distribution rates. Unitil indicates that under its current mode of operation, CEC and E&H have already realized most of the economies and efficiencies of a business combination, even though their operations have not yet been merged on the corporate level. See e.g., Day I Tr. at pages 139, 149.

     Among other things, the proposed RS, effective December 1, 2002, includes the transaction costs associated with the merger and combination of the companies into a single distribution utility. Merger related costs recovered through the RS, to the extent they are allowed, would impose costs on ratepayers, estimated to be $439,000. See Exhibit 20-S,


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DE 01-247


Schedule MHC-7. The parties have agreed that the final costs included in the RS will be subject to our final review and audit, including the demonstration by the company of net customer benefits with respect to the transaction costs of the merger and combination referenced above.

     Commission approval for the merger is sought under several statutes, including RSA 369:1 (authorizing utility's issuance of securities for lawful purposes upon a Commission finding that the same is "consistent with the public good"); RSA 374:33 (prohibiting utility's acquisition of another utility's stocks or bonds in certain cases without a Commission finding that such acquisition is "lawful, proper and in the public interest"); and RSA 374:30 (authorizing utility's transfer of its franchise, works or system in this State upon a Commission finding that the transfer will be for the "public good").

     Considering the terms and nature of the proposed merger as well as the specific provision for our review and approval of recovery of merger related costs from ratepayers, we are able to make the requisite findings and approve the merger plans. At the same time, however, the parties should be cautioned that internal, corporate restructuring costs are typically borne by shareholders and the evidence presented to date for treating Unitil's costs any differently is not persuasive.

     The Phase II Settlement Agreement does not specify the timing or the procedural mechanics applicable to the RS filing. These matters, as well as similar unspecified details applicable to Unitil's other reconciliation filings, will be the subject of a supplemental order or secretarial letter./19

     Regarding the rearrangement of utility operations between UPC and UES, the Phase II Settlement Agreement reflects, among other things, Unitil's retention of an in-house energy

-------------
19 We do agree with the concept of annual filings for UES' reconciling charges.

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DE 01-247


services function. The activities related to energy services, and the reimbursement system for such activities, will, however, be different than they are today./20 Unitil's objectives include both power supply restructuring, where UPC's power supply portfolio will be sold and future power supply responsibilities (i.e., for transition and default service) will be shifted from UPC to UES, and also the shifting of a significant component of Unitil's cost structure from FERC jurisdiction to State jurisdiction through the UPC "roll in." See Day I Tr. at pages 138-140. Under the existing arrangement, UPC's costs are billed to CEC and E&H under the System Agreement and then recovered from ratepayers through the FAC-PPAC mechanism; in the future, such costs will be recovered as part of base distribution rates. We discuss another aspect of the proposed rearrangement in the next subsection.

          2. Amended System Agreement and Certain Aspects of Stranded Cost Mitigation

     The Amended System Agreement is an appropriate mechanism to account for and recover the stranded costs associated with UPC's existing power supply portfolio after such costs have been fixed through the portfolio auction process, and certain on-going power supply related costs and charges incurred by UPC in accordance with the restructuring plan. UES' payment of the CRP and the ASC to UPC under the Amended System Agreement will in turn be recovered from ratepayers through the SCC and a portion of the EDC.

     The proposed Amended System Agreement inevitably raises issues regarding the scope of State and Federal regulatory jurisdiction over certain of Unitil's operations because it will be a FERC-approved contract that provides for FERC review of sales and billing" transactions under

-------------
20 Section 3.1.4 allows UES to recover reasonable severance costs in the event any of the six energy services employees of USC are severed as a result of restructuring. However, according to Unitil, it does not expect at this time to sever any employees. See Day I Tr. at page 146.

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DE 01-247


the contract./21 This is not a new situation. For example, we considered and discussed the State-Federal jurisdictional concerns even before the existing System Agreement became effective in 1986, when CEC and E&H requested Commission approval in 1984 for a comprehensive corporate reorganization into a holding company system, including the formation of UPC. See Concord Electric Company, 69 NH PUC 701 (1984). As recently as last April, we were again confronted with a jurisdictional issue raised in a FAC-PPAC proceeding involving the existing Unitil System Agreement. See Concord Electric Company and Exeter & Hampton Electric Company, Order No. 23,947 (April 8, 2002).

     Under the existing System Agreement, all of UPC's power supply costs are paid by CEC and E&H, as provided for in a FERC- approved formula rate. Under the proposed Amended System Agreement, the formula rate will be replaced by two charges, CRP and ASC, which will be billed to UES by UPC. These charges are more circumscribed, and the dollar amounts of the charges will be less than the charges billed under the existing Unitil System Agreement. As a result, the Commission will have greater control over the costs incurred by Unitil on behalf of its retail customers. In addition, the amount of the Portfolio Sales Charge will be determined by the Commission in Phase III of this proceeding. Looking ahead, we expect to carefully monitor UPC's use of outside services providers to be certain that New Hampshire ratepayers pay no more than is reasonable and to ensure that the ASC is not used for purposes other than those for which it was intended.

     While the Amended System Agreement does not fully eliminate FERC jurisdiction over power procurement matters, it is a positive development in the sense that it enhances the Commission's regulatory oversight authority over Unitil's New Hampshire utility operations.

-------------
21 See Tab A attached to the Phase II Settlement Agreement at pages 28-29.

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DE 01-247


     We find the Hydro Quebec Mitigation Plan presented in the Phase II Settlement Agreement a reasonable approach for mitigating stranded costs associated with the transmission support obligation. We also rule on two other matters related to stranded cost mitigation which arise in connection with the settlement agreements.

     First, we have reviewed the testimony in support of the buyout of the MMWEC power contract and will approve the buyout in accordance with section 3.2.2 of the Phase I Settlement Agreement.

     Second, we have reviewed Unitil's October 1, 2002 filing which requests approval of certain changes to several contracts included in UPC's power supply portfolio to be sold pursuant to the Phase I Settlement Agreement and we will approve the changes as provided in the Amendment to Phase I Settlement Agreement. We will also approve Unitil's related motion for a protective order filed on October 1, 2002 which requests confidential treatment of Unitil's economic analysis of its restructuring of the Great Bay Power Corp. power contract. We are persuaded that public disclosure of the information could compromise UPC's negotiating position or provide an unfair advantage to bidders in the portfolio auction and therefore this is a sufficient basis for granting the motion.

          3.   Unbundled Rates for UES, Including New Base Distribution Rates

     The revenue requirement for UES is derived from summing the CEC and E&H rate bases and test year revenues and expenses, rolling in certain of UPC's test year expenses and then making certain agreed upon adjustments, see Day I Tr. at pages 77-80./22 The revised cost of service reflects a total revenue deficiency of $1,985,324 negotiated by the parties for purposes of determining UES' distribution rates. This deficiency amount is reasonable. The final amount

-------------
22 The summing process is consistent with how the financial accounting for the merger of CEC and E&H will be handled.

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agreed upon is both less than Unitil's initial position and more than the
Staff's initial position. It is an amount on which the parties agreed after Commission Staff conducted a full on site audit of the Unitil Companies, including USC, and after an intensive negotiation process engaged. Day I Tr. at pages 23, 84-85. Although the resulting distribution rates do represent an increase in the distribution portion of Unitil's bundled rates, this result appears to be reasonable given that CEC has not requested an increase in its base rates since 1984 and E&H has not requested an increase since 1981. See Day I Tr. at page 78.

     Moreover, even after such a rate increase and the completion of the other aspects of restructuring, Unitil showed that UES' overall rates for residential and general service customers, as well as the distribution component for these customer categories and UES' average distribution operating cost per customer, will be the lowest in New Hampshire and the region. See Exhibit 26; Day I Tr. at pages 40, 42, 53-55. Indeed, UES' overall rates projected as of May 1, 2003 represent an approximately 1% decrease over the rates in effect before December 1, 2002. See Schedule DJD-3, attached as the first page of Tab G of the Settlement Agreement. From Unitil's perspective, the Phase II Settlement Agreement provides UES with a reasonable financial result, one that will adequately support its ongoing financial needs, including the financing of a distribution construction budget of approximately $60 million over the next five years. See testimony of George Gantz, Day I Tr. at pages 60-61.

     In this Order we do not rule on the issue of Unitil's imposition of a one percent per month late payment fee on residential customers, but we will do so at a later date.

     In light of the testimony presented at hearing, we are satisfied that the final, negotiated revenue requirement represents a just and reasonable result, and is appropriate for setting UES' distribution rates.

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DE 01-247


     The concern that UES' capital structure will be too highly leveraged is addressed in an acceptable way through the use of a hypothetical capital structure to determine the company's revenue requirement/23 and Unitil's agreement to limit the cash dividends paid by UES on an annual basis to an amount no higher than the cash dividends paid by CEC and E&H in the 2001 test year. It does appear appropriate that, as set forth in the Settlement Agreement, the company seek to increase the equity component of its capital structure over time in order to ensure that it has continued financial flexibility and continued access to capital at reasonable rates.

     We have carefully considered the bill impact data included in the Phase II Settlement Agreement and the rate design testimony presented at hearing. From this it appears that the merger of the rate classes of CEC and E&H into a single UES tariff can be accomplished without significant rate discontinuity problems since the major rate classes of the two utilities are closely matched in terms of the class composition, rate structure and the relative rate levels of the two utilities. See Day II Tr. at pages 7-8.

     Moderation of the distribution rate impact for low usage customers as proposed in the settlement is appropriate. Consequently, the parties' proposal to reduce by 1/3 the differential between Block 1 and Block 2 of the residential rate from an average of 1.401 (cent)/kWh to 0.934 (cent)/kWh based on rate continuity principles is acceptable.

     Similarly, the proposal with respect to the G-1 and G-2 classes is an appropriate solution, inspired by rate continuity principles, to the problem created by moving from cost-based FAC-PPAC rates that vary according to class to a system where the new charges for EDC, SCC and TSC are uniform. See Day II Tr. at pages 24-26 and Exhibit 30. It is true the Commission has

-------------
23 The New Hampshire Supreme Court has upheld our authority to use an appropriate, rather than an actual, capital structure because the object of the process is to strike a fair balance between the interests of the customer and the investor. See Appeal of Conservation Law Foundation of New England, Inc., 127 N.H. 606, 636 (1986).

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not typically looked favorably upon the elimination of TOU rates. However, particularly since the Phase II Settlement Agreement provides for the waiver of metering fees for current TOU customers who take TOU service from competitive suppliers, elimination of TOU rates is acceptable under the particular circumstances present here.

     UES Tariff No. 1 filed with the Phase II Settlement Agreement provides for unbundled charges consistent with RSA 374-F and with our approved approaches to unbundling in other restructuring dockets. The schedule for implementing the charges is complicated and we expect CEC, E&H and UES to keep their customers informed about the various changes resulting from unbundling and the schedule for implementing the changes.

     There are many cost components comprising the so-called "External Transmission Charge," not just the cost of transmission. This rate component should be renamed. In the absence of another alternative offered by the parties, the charge is renamed the "External Delivery Charge" as suggested by Unitil.

     Based on the testimony presented at the hearing, the parties' proposal to set the target level for the initial wholesale costs upon which to base the retail stranded cost charge and the retail Non-G-1 Transition Service prices at
6.25 (cent)/kWh is reasonable.

          4.   Other Matters

     We will grant the parties' request for an affirmative finding that Unitil's
34.5 kV facilities currently classified as transmission should be reclassified as distribution facilities based on the undisputed testimony on this issue at hearing. Unitil's witness, Mr. Meisner, testified that the CECo and E&H systems meet each factor of the FERC Seven Factor Test. Day III Tr. at pages 8-10. Mr. Cannata, testifying on behalf of Staff, agreed with Unitil's characterizations and analysis of the components of the Unitil systems. Day III Tr. at page 7. For these reasons, we


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fully support a request that FERC adopt the reclassification of Unitil's transmission facilities to distribution facilities for ratemaking purposes.

     The proposed form agreement to govern the general relationship between UES and competitive electricity suppliers providing electricity supply to UES' customers is acceptable.

     We will approve the Phase II Settlement Agreement as presented. In light of this and our approval of the Amendment to the Phase I Settlement Agreement, we are able, in accordance with section 3.7, and consistent with the Phase I Settlement Agreement, to give assurances to potential bidders that the costs incurred under, and defined in, the portfolio sale agreement and the G-1 and Non-G-1 transition and default service agreements, which will be subject to final Commission approval in Phase III, will be fully recoverable in retail rates.

     Based upon the foregoing, it is hereby

     ORDERED, that the First Amendment to the Phase I Settlement Agreement for Restructuring the Unitil Companies is approved; and it is

     FURTHER ORDERED, that the Motion for Rehearing filed by the Governor's Office of Energy and Community Services is denied; and it is

     FURTHER ORDERED, that the Phase II Settlement Agreement for Restructuring the Unitil Companies is approved subject to the provisions of any future orders in Phase III of this docket deemed necessary for achieving consistency with the implementation of Order No. 24,046 and the Phase I provisions of this order; and it is

     FURTHER ORDERED, that Unitil shall file with the Commission copies of all divestiture and supply bidding documentation, including request for proposal and contract forms, reflecting the changes necessary to conform to the Order No. 24,046 and this order, on or before November 1, 2002; and it is

     FURTHER ORDERED, that (i) in accordance with section 3.2.2 of the Phase I Settlement Agreement, the buyout of the Massachusetts Municipal Wholesale Electric Company power contract and (ii) as provided in the Amendment to Phase I Settlement Agreement, the amendments to the Great Bay Power Corporation and New England Power Company power contracts, are approved; and it is


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     FURTHER ORDERED, that Unitil's Motion for Protective Order filed on
September 12, 2002 and its Motion for Protective Order filed on October 1, 2002 are granted, subject to the on-going authority of the Commission, on its own motion or on the motion of Staff, any party or any other member of the public, to reconsider in light of RSA 91-A, should circumstances so warrant.

     By order of the Public Utilities Commission of New Hampshire this twenty-fifth day of October, 2002.


-------------------------   -----------------------    -----------------------
     Thomas B. Getz             Susan S. Geiger            Nancy Brockway
        Chairman                 Commissioner               Commissioner



Attested by:


--------------------------------
Debra A. Howland
Executive Director & Secretary


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